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                         FILED BY GENOMIC SOLUTIONS INC.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933


                               SUBJECT COMPANIES:
             GENOMIC SOLUTIONS INC. (COMMISSION FILE NO.: 000-30549)
                                       AND
                          CARTESIAN TECHNOLOGIES, INC.

From:    GENOMIC SOLUTIONS INC.            Investor Contact:
         4355 Varsity Drive                Steven J. Richvalsky
         Ann Arbor, Michigan 48108         Executive Vice President,
         734.975.4800                      Chief Financial Officer
                                           steve@genomicsolutions.com

                                           Media Contact:
                                           Kathleen M. Murphy
                                           Vice President, Corporate
                                           Communications
                                           kathleen.murphy@genomicsolutions.com



FOR RELEASE FRIDAY, SEPTEMBER 7, 2001

GENOMIC SOLUTIONS ANNOUNCES INITIATIVE TO ACHIEVE PROFITABILITY IN 2002

    -        REDUCE OPERATING EXPENSES BY 35%
    -        ACQUIRE CUTTING-EDGE TECHNOLOGY TARGETED TO DRUG DISCOVERY MARKET
    -        DIVEST BUSINESS ACTIVITIES OUTSIDE OF THE COMPANY'S CORE AREAS


(ANN ARBOR, Mich., USA) Genomic Solutions Inc. (Nasdaq NM: GNSL) announced today a restructuring of its operations that will result in significant cost savings and acceleration of the company's plan to achieve profitability by the first quarter of 2002.

Major elements of the restructuring include the closing of the Lansing, Michigan facility, which includes certain R&D and manufacturing operations, after relocating these activities to Genomic Solutions headquarter site in Ann Arbor, Michigan. This move, coupled with the additional reduction of salaried and hourly personnel in the United States and England, will result in a workforce reduction of approximately 25% by the end of the fourth quarter of this year.


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In a separate release dated September 7, 2001, the Company announced the signing of a definitive agreement to acquire Cartesian Technologies, Inc. (Cartesian), headquartered in Irvine, CA. The Cartesian acquisition will also permit additional efficiencies. Genomic Solutions will close its San Diego sales office and consolidate these activities into the Cartesian facility in Irvine, CA. The Cartesian office in Huntingdon, England will close and move into the Genomic Solutions Ltd. facility, which is also located in Huntingdon.

The Company's proteomic contract research business will either be spun out to an internal management group as a stand-alone business with Genomic Solutions as a minority shareholder or will be sold. Genomic Solutions will retain chemical, reagent and accessory manufacturing operations that shared facilities with the proteomic contract research center. The company will continue to offer genomic research services in its existing in-house genomic laboratory.

Genomic Solutions' preliminary estimates indicate that the above steps will enable the company to achieve profitability in the first quarter of 2002. With the restructuring and addition of Cartesian, the company is projecting a profit of between $1.0 million and $2.8 million for fiscal year 2002 on revenues of $35 million to $40 million. Expenses and charges associated with the restructuring activities will be primarily reflected in the third quarter of 2001. The Cartesian acquisition related costs will be calculated and charged in the fourth quarter of 2001, when the acquisition is expected to close.

"We are taking steps now to accelerate achievement of Genomic Solutions' financial performance goals," says Jeffrey S. Williams, President and CEO. "It is more than simply cutting costs - it is a fundamental restructuring of all of our available resources to further build our position as one of the leading suppliers of DNA microarray and proteomic systems in the life sciences marketplace. Only by adapting our resources and overall cost structure to the realities of today's business environment and focusing our investment in product development on key projects can we achieve short-term and long-term profitability and growth for our stakeholders."

 ABOUT GENOMIC SOLUTIONS INC.

The company designs, develops, manufactures, markets and sells instruments, software, consumables and services used to determine the activity level of genes and to isolate, identify and characterize proteins. The company's products and systems enable researchers to perform complex, high volume experiments at a lower cost and in less time than traditional techniques. As a result, Genomic



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Solutions products and systems facilitate more rapid and less expensive drug discovery.

FOR MORE INFORMATION

Contact Genomic Solutions at corporatecommunications@genomicsolutions.com or visit the company's Web site, www.genomicsolutions.com.



                                     * * * *

Genomic and Cartesian will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, the joint proxy statement/prospectus will be made available for free to the shareholders of Genomic and Cartesian. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Genomic and its directors, executive officers and certain other members of management and employees may be soliciting proxies from Genomic shareholders in favor of the merger. Cartesian and its directors, executive officers and certain other members of management and employees may be soliciting consents from Cartesian shareholders in favor of the merger. Information concerning the participants in the proxy solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Note Regarding Forward Looking Statements

This news release contains forward-looking statements. These statements include statements regarding the period following completion of the merger. Words such as "intend," "believe," "expect," "plans" and words and terms of similar substance identify forward looking statements. All forward looking statements are subject to various risks, uncertainties and other factors that could cause actual results to vary materially from the results anticipated in such forward-looking statements. Such risks, uncertainties and other factors include the market's difficulty in valuing the combined company's business model, the failure to realize the anticipated benefits of the merger, competition, management's ability to manage the combined company's growth, the ability to deliver new products and services to the market on time, the inability to accurately predict future revenues of the combined company and other risks to be detailed in the joint proxy statement/prospectus to be filed with the SEC in connection with this transaction. Additional risks and uncertainties related to the



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current business of Genomic can be found in Genomic's filings with the SEC.
The forward-looking statements in this new release represent Genomic's and Cartesian's judgment as of the date of this release. Genomic and Cartesian disclaim any intent or obligation to update these forward-looking statements.